UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

WOWJOINT HOLDINGS LIMITED
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1108 A Block TIANCHENG MANSION, #2 XINFENG Rd. DESHEMENGWAI St, XICHENG Dist. Beijing	100088
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On November 4, 2011, Wowjoint Holdings Limited issued a press release entitled, Wowjoint Holdings Limited Receives NASDAQ Delisting Notifications – Company Has 180 Days to Achieve Compliance

A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No	Description
99.1	Press Release dated November 4, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Ya Bin Liu
Name: Ya Bin Liu
Date: November 4, 2011		Title: Chief Executive Officer